News Release

Virtus Dividend, Interest & Premium Strategy Fund

Announces Commencement of Tender Offer

HARTFORD, CT, September 1, 2026 – Virtus Dividend, Interest & Premium Strategy Fund (NYSE: NFJ) (the “Fund”) today announced the commencement of a tender offer (“Tender Offer”) beginning September 1, 2026, and expiring at 5:00 p.m. (Eastern) on October 5, 2026, unless the Tender Offer is extended (the “Expiration Date”).

The Fund, as announced on April 17, 2026, is offering to acquire up to 25% of its outstanding common shares in exchange for cash at a price equal to 99% of the Fund’s net asset value as of the close of regular trading on the Expiration Date. If more than 25% of the Fund’s then outstanding shares are tendered, the Fund will purchase shares from all tendering shareholders on a pro rata basis, based on the number of shares tendered by each shareholder.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Fund’s Tender Offer statement and related Letter of Transmittal filed with the Securities and Exchange Commission.

About the Fund

Virtus Dividend, Interest & Premium Strategy Fund is a diversified closed-end fund that seeks current income and gains, with long-term capital appreciation as a secondary objective. The Fund generally invests approximately 75% of its total assets in equity securities and approximately 25% in convertible securities, and employs an option strategy of writing covered call options on a portion of its portfolio. Virtus Investment Advisers, LLC (“VIA”), is the Fund’s investment adviser, and NFJ Investment Group, an affiliate of VIA, and Voya Investment Management are its subadvisers. For more information about the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their net asset value. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report can be accessed through the Closed-End Funds section of virtus.com and may be obtained free of charge by contacting “Shareholder Services” as set forth at the end of this press release.

# # #

The Tender Offer will only be made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal, and other documents filed with the Securities and Exchange Commission (“SEC”) as exhibits to the tender offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC’s website at sec.gov. The Fund will also make available to shareholders, without charge, the offer to purchase, the letter of transmittal, and other necessary documents related to the Tender Offer. Shareholders should read any Tender Offer materials carefully and in their entirety , as well as any amendments or supplements thereto, as they contain important information about the Tender Offer.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state in which such offer, solicitation, or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

For Further Information:

Shareholder Services
(866) 270-7788

closedendfunds@virtus.com